Filed by Bonanza Creek Energy, Inc.

(Commission File No. 001-35371)

(Registration Statement File No. 333-251401)
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: HighPoint Resources Corporation

(Commission File No. 001-38435)

INVESTOR PRESENTATION February 2021

Important Disclosures

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the "Merger") between Bonanza Creek Energy, Inc. ("BCEI") and HighPoint Resources Corporation ("HPR"), which includes the commencement by BCEI and HPR of an exchange offer (the "Exchange Offer") and the solicitation of a prepackaged plan of reorganization for HPR and its subsidiaries (the "Prepackaged Plan" and, together with the Exchange Offer and the Merger, the "Transaction") to effect the exchange of unsecured senior notes of HPR for shares of BCEI common stock, par value $0.01 per share (the "BCEI common stock"), or unsecured senior notes to be issued by BCEI in connection with the Exchange Offer. Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction, the Exchange Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Transaction, BCEI and HPR intend to file materials with the U.S. Securities and Exchange Commission (the "SEC"), including (1) a joint proxy statement in preliminary and definitive form (the "Joint Proxy Statement"), (2) a consent solicitation and prospectus with respect to the Exchange Offer (the "Exchange Prospectus"), of which the Prepackaged Plan will be a part, (3) a Registration Statement on Form S-4 with respect to the Merger (the "Merger Registration Statement"), of which the Joint Proxy Statement will be a part, and (4) a Registration Statement on Form S-4 with respect to the Exchange Offer (together with the Merger Registration Statement, the "Registration Statements"), of which the Exchange Prospectus will be a part. After the Registration Statements are declared effective by the SEC, BCEI and HPR intend to send the definitive form of the Joint Proxy Statement to the shareholders of BCEI and the shareholders of HPR, and BCEI and HPR intend to send the definitive form of the Exchange Prospectus to the debt holders of HPR. These documents are not substitutes for the Joint Proxy Statement, Exchange Prospectus or Registration Statements or for any other document that BCEI or HPR may file with the SEC and send to BCEI's shareholders or HPR's shareholders or debt holders in connection with the Transaction. **INVESTORS AND SECURITY HOLDERS OF BCEI AND HPR ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT, REGISTRATION STATEMENTS AND EXCHANGE PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BCEI AND HPR WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCEI, HPR, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.**

Investors will be able to obtain free copies of the Registration Statements, Joint Proxy Statement and Exchange Prospectus, as each may be amended from time to time, and other relevant documents filed by BCEI and HPR with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by BCEI will be available free of charge from BCEI's website at www.bonanzacrk.com under the "For Investors" tab or by contacting BCEI's Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by HPR will be available free of charge from HPR's website at www.hpres.com under the "Investors" tab or by contacting HPR's Investor Relations Department at (303) 312-8514 or lbusnardo@hpres.com.

Participants in the Solicitation

BCEI, HPR and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from BCEI's shareholders and HPR's shareholders in connection with the Transaction. Information regarding the executive officers and directors of BCEI is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on April 24, 2020. Information regarding the executive officers and directors of HPR is included in its definitive proxy statement for its 2020 annual meeting filed with the SEC on March 18, 2020. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statements, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Transaction. Free copies of these documents may be obtained as described in the paragraphs above.

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Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this presentation concerning the Transaction, including any statements regarding the expected timetable for completing the Transaction, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding BCEI's or HPR's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "anticipate," "likely" "plan," "positioned," "strategy," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding BCEI and HPR's plans and expectations with respect to the Transaction and the anticipated impact of the Transaction on the combined company's results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of BCEI may not approve the issuance of new shares of BCEI common stock in the Transactions or that shareholders of HPR may not approve the Merger Agreement; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of BCEI and HPR; the effects of the business combination of BCEI and HPR, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; the risk that the requisite amount of HPR debt does not participate in the Exchange Offer and that HPR may need to reorganize in bankruptcy as a result; the risks and unpredictability inherent in the bankruptcy process; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in BCEI's Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from BCEI's website at www.bonanzacrk.com under the "For Investors" tab, and in other documents BCEI files with the SEC, and in HPR's Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from HPR's website at www.hpres.com under the "Investors" tab, and in other documents HPR files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither BCEI nor HPR assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

This presentation also includes historical and forward-looking financial measures that are not in accordance with generally accepted accounting principles ("GAAP"), including Adjusted EBITDAX, cash general and administrative ("Cash G&A") and recurring Cash G&A expenses, net debt to EBITDAX, and PV-10. While management believes such measures are useful for investors because they allow for greater transparency with respect to key financial metrics, they should not be used as a replacement for financial measures that are in accordance with GAAP. Please see appendix for a reconciliation of non-GAAP financial measures to their comparable GAAP measures. PV-10 represents the present value, discounted at 10% per year, of estimated future net cash flows. The Company's calculation of PV-10 using SEC prices herein differs from the standardized measure of discounted future net cash flows determined in accordance with the rules and regulations of the SEC in that the PV-10 is calculated before income taxes rather than after income taxes, using the average price during the trailing 12-month period, determined as an unweighted average of the first-day-of-the-month price for each month.

Trademarks that appear in this presentation belong to their respective owners.

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4 4 Bonanza Creek – Pure - Play Rural Wattenberg Operator Target Proved Reserves 12/31/20 Niobrara/ Codell ~118 MMboe (48% PDP) Acres Production 4Q20 ~87,000 gross 25.0 Mboe /d (54% oil) ~65,000 net Wattenberg • Highly contiguous, oily acreage in rural Weld County • Over 1,000 future economic drilling locations (1) • Strong financial position • No debt and $25 million of cash at 12/31/20 • ~$285 million of liquidity as of 12/31/20 • YE 2020 Total Proved PV - 10 of $437 million (SEC Prices) (2) • YE 2020 PDP PV - 10 at strip of $642 million (3) • 2020 average production of 25.2 Mboe /d • Growth of 8% over 2019 on capex of $68 million • 1Q 2021 production guidance of 20.0 - 23.0 Mboe /d on capex of $35 - $40 million (1) Gross, SRL equivalent (2) PV - 10 based on Ryder Scott reserves as of 12/31/20 using SEC pricing of $39.57 WTI and $1.99 Henry Hub. See Appendix for a recon ciliation of YE 2020 PV - 10 to YE 2020 standardized measure (3) PV - 10 based on Ryder Scott reserves as of 12/31/20 using 12/31/20 strip pricing: WTI = $48.34, $46.76, $45.72, $45.10, $44.84 (2021 - 2025). HH = $2.67, $2.58, $2.46, $2.48, $2.52 (2021 - 2025)

5 5 12.0 13.7 15.1 16.8 17.7 20.7 24.4 24.3 24.3 24.8 24.9 26.2 25.0 0 25 50 75 100 125 150 175 200 0.0 4.0 8.0 12.0 16.0 20.0 24.0 28.0 32.0 Mboe/d Net Production Capex Net Debt 6.11 6.00 6.01 4.26 3.27 2.91 2.87 3.00 3.01 2.52 2.56 2.23 2.20 7.61 5.65 4.72 5.44 6.05 4.54 3.61 3.53 3.41 3.44 2.72 2.56 3.20 $0.00 $2.00 $4.00 $6.00 $8.00 $10.00 $12.00 $14.00 $16.00 $/Boe LOE Cash G&A Track Record of Performance… Wattenberg Production & Capex Wattenberg LOE + Recurring Cash G&A (2) Wattenberg Revenues & Realized Prices (3) Pre - Hedge Adjusted EBITDAX & Margin (1) ~ 60 % Decline 4Q17 to 4Q20 (1) Pre - Hedge Adjusted EBITDAX is a non - GAAP number . See appendix for reconciliation of Pre - Hedge Adjusted EBITDAX to Net Income (2) Recurring Cash G&A excludes stock - based compensation, cash severances, and non - recurring advisor fees, and includes volumes asso ciated with divested Mid - Continent asset through 3Q 2018. See appendix for reconciliation to total G&A expense (3) Revenue b efore impact of derivatives 28% CAGR 4Q17 to 4Q20 - 23.0 20.0 1Q 21 Guidance 39.4 51.7 59.0 69.9 66.2 72.6 85.8 75.2 79.7 60.4 36.2 58.9 62.6 $0 $10 $20 $30 $40 $50 $0 $20 $40 $60 $80 $100 $/Boe $MM 23.1 34.0 42.1 46.8 40.1 48.2 56.7 46.2 50.9 32.0 13.6 32.9 41.5 46% 55% 57% 63% 61% 66% 66% 61% 64% 53% 38% 56% 66% 0% 10% 20% 30% 40% 50% 60% 70% $0 $10 $20 $30 $40 $50 $60 $MM

6 6 0.26x 0.34x - 0.15x …And Managing Within Commodity Cycle WTI Oil Price Capex LOE Cash G&A (1) Production EBITDAX (2) Leverage $65.23 $56.99 $39.16 $/Bbl - 13% - 31% $275.3 $222.2 $67.7 $MM - 19% - 70% $5.89 $2.95 $2.38 $/Boe - 50% - 19% $5.50 $3.74 $2.97 $/Boe - 32% - 21% 17.6 23.5 25.2 Mboe/d +33% +8% $144.8 $203.7 $169.4 $MM +41% - 17% Signal Response Results 2018 2019 2020 (1) Recurring Cash G&A excludes stock - based compensation, cash severances, and non - recurring advisor fees, and includes volumes asso ciated with divested Mid - Continent asset through 3Q 2018. See appendix for reconciliation to total G&A expense (2) Hedged EBITDAX is a non - GAAP number . See appendix for reconciliation of Hedge Adjusted EBITDAX to Net Income (3) Revenue b efore impact of derivatives Net Debt / LTM EBITDAX

BCEI + HighPoint Resources (HPR) – Transaction Update

*Transaction expected to close in **mid-March** with a successful debt exchange of HPR bonds, or **late March to early April** if a Prepackaged HPR Chapter 11 filing is required*

Merger Announcement	S-4s & Documentation	Exchange Offer & Shareholder Vote	Merger Closing

Nov 9, 2020

- Merger announcement combining BCEI + HighPoint Resources
- Bonanza Creek to issue 9.8 million shares and up to $100 million of new 7.5% Sr. Unsecured Notes due 2026
- Pro Forma Ownership:
  - ~68.0% BCEI shareholders
  - ~30.4% HPR Noteholders
  - ~1.6% HPR shareholders[1]

Dec 17, 2020 - Feb 10, 2021

- Initial joint proxy statement/prospectus (S-4s) filed on Dec 17, 2020
- Final S-4s effective on Feb 9, 2021

Feb 10 – Mar 12, 2021

- Launch exchange offer and consent solicitation on Feb 10
  - Minimum participation requirement of 97.5%[2]
- BCEI shareholder vote to be held Mar 12
  - Unanimous support of BCEI & HPR Board of Directors
  - ~46.5% of HPR equity ownership entered into support agreement upon transaction announcement

Mar 12 – Mar 31, 2021

- Expect **mid-March closing** with successful exchange offer[2]
- Expect **late-March to early-April** if HPR pre-packaged Chapter 11filing is required

BONANZA CREEK

(1) Transaction implies an exchange ratio of 0.114 shares of BCEI common stock for each share of HighPoint common stock
(2) Requires 97.5% support among each of the 7.0% Senior Notes of HighPoint due October 15, 2022, and the 8.75% Senior Notes of High Point due June 15, 2025

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8 8 BCEI + HPR – Consolidating the Rural DJ Basin Commitment to Returning Cash Self Funding Business $ Increased Scale Free Cash Flow Realizable Cost and Capital Synergies Strong Balance Sheet 4Qe 2020 production of ~50 Mboe /d Significant free cash flow generation $150 million PV - 10 ($31 million in 2021 (1) ) Stable production profile prioritizes FCF generation Pay down debt and distribute cash to shareholders Leverage ratio expected to be less than 0.7x at closing (1) Assumes full - year 2021E synergies

9 9 $9.00 $10.84 $14.37 Peer 16 Peer 15 Peer 14 Peer 13 Peer 12 BCEI + HPR Peer 11 Peer 10 Peer 9 BCEI Peer 8 Peer 7 Peer 6 Peer 5 HPR Peer 4 Peer 3 Peer 2 Peer 1 57.2 30.9 26.2 53% 53% 53% 0% 20% 40% 60% 80% 100% 0 50 100 150 200 250 PDCE MUR SM CPE MR LPI QEP MTDR CDEV OAS BCEI + HPR MGY HPR SBOW BRY BCEI PVAC SD BATL ESTE BCEI + HPR – Gaining Scale & Maintaining Low - Cost Operatorship 3Q 2020 Production (Mboe/d) and Oil Mix (1) Estimating $9 - $10 per Boe Cash Cost Pro Forma 3Q20 Cash Cost Structure ($/ Boe ) (2) (1) Company filings and Bloomberg (2) Company filings and Bloomberg. Cash costs include LOE, production + ad valorem taxes, GP&T, Cash G&A, midstream expenses, interest and other cash costs. Peers include: BATL, BRY, CDEV, CPE, ESTE, LPI, MGY, MR, MTDR, MUR, PDCE, PVAC, QEP, SBOW, SD, SM (3) BCEI and HPR severance and ad valorem taxes exclude 3Q 2020 non - recurring tax benefits (3) (3)

10 10 $100 $35 $15 All-In Costs G&A Synergies LOE Synergies Capital Synergies Pro Forma Additional Upside 3 2 1 PV10 ($ millions) $31 million in 2021 (1) BCEI + HPR – Highly Achievable Cost and Capital Synergies Example Operational and Capital Synergies Overlapping Gas Gathering Lines Eliminates $3 - 4 million infrastructure investment required for Bonanza Creek DUC and PUD development Capital program efficiencies based on leasehold/infrastructure overlap Improved economics from longer laterals Connection of HPR producing pads to RMI oil gathering line improves oil differentials and reduces traffic emissions 1 2 3 Additional Synergy Upside Existing RMI line Existing HPR Compression Existing HPR lines Future RMI compressor station avoided 1 Old Pad Development New Pad Development 2 BCEI HPR Gas (BCEI) Gas (HPR) Water (BCEI) Water (HPR) Oil (BCEI) Compressor (HPR) Compressor (BCEI) Future BCEI Pad 1 mile (1) Assumes full - year 2021E synergies The combination of Bonanza Creek and HighPoint is about scale, synergies, margins and cash flow

11 11 BCEI + HPR – Free Cash Flow Priorities Balance Sheet Strength / Return Cash 2 • Target leverage ratio of 0.5x (net debt - to - EBITDAX) • Evaluate dividend policy • Potential for share repurchases in the future • Remain prepared to participate in accretive M&A opportunities • Produce modest growth when prices and returns warrant Growth 3 Maintain Base Production 1 • Reinvestment rate based on maintaining consistent production assuming expected returns are greater that weighted average cost of capital “Combing the two companies creates a company of scale in the rural DJ Basin, and it signifies BCEI’s transition to a new business model – one that is focused on producing significant and resilient free cash flow and then returning that capital to our shareholders ”

12 12 Rural and Oily Acreage • Resilient to evolving regulatory landscape • No municipalities / 100% unincorporated Weld County acreage • Low exposure to Federal minerals or surface < 3% of BCEI acreage < 10% of BCEI + HPR acreage • Actively engaged with community stakeholders to help e nsure safe, thoughtful and responsible development • Receiving Weld County, COGCC, and CDPHE permits consistent with our development program Municipalities DJ Basin

13 13 Rocky Mountain Infrastructure – Increased Scale & Optionality (1) For Company’s oil moving through gathering line to Riverside only • 250 MMcf/d of gas gathering capacity • 245 miles of gas gathering, gas - lift, and sales lines • 24 pipeline interconnects to 4 midstream gas processors • 20 centralized compressor sites, 56k total centralized horsepower Pro Forma Infrastructure Assets • Consistent/low wellhead pressure and flow assurance • Capital, operating, and surface cost efficiencies • Delivery point flexibility with greater access to 3 rd party processing and additional oil and gas takeaway • Reduced permits, rights - of - ways, and surface use agreements required Infrastructure Benefits to Upstream Business Gas Oil • 54 miles of water gathering/delivery connected to three 3 rd party disposal wells • Oil line connected to NGL (Riverside) with option for 2 nd connection to Taproot (Buckingham) • 4 CPFs with total 42 Mbo /d capacity • 35 miles of total oil gathering • Lowers oil differential by $1.25 - $1.50 / Bbl (1) Water BCEI HPR Gas (BCEI) Gas (HPR) Water (BCEI) Water (HPR) Oil (BCEI) Oil (Taproot)

14 14 Technical & Operating Teams Driving Better Performance (1) Legacy West Type Curves Legacy East Type Curves French Lake Type Curves (2) Legacy Central Type Curves - 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 180,000 0 30 60 90 120 150 180 210 240 270 Cumulative Boe Days on Production XRL Type Curve SRL Type Curve - 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 180,000 0 30 60 90 120 150 180 210 240 270 Cumulative Boe Days on Production XRL Type Curve SRL Type Curve - 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 180,000 0 30 60 90 120 150 180 210 240 270 Cumulative Boe Days on Production XRL Type Curve SRL Type Curve 940 Mboe EUR 1,030 Mboe EUR 930 Mboe EUR 830 Mboe EUR 470 Mboe EUR 520 Mboe EUR 580 Mboe EUR (1) 3 - stream type curves predicated on 8 - 12 wells per section depending on area, stimulated lateral length, and intensity (2) Delineation type curve represents French Lake actuals constrained by incomplete infrastructure buildout. Development type cur ve represents the Company’s best estimate with infrastructure buildout - 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 180,000 0 30 60 90 120 150 180 210 240 270 Cumulative Boe Days on Production XRL Delineation Type Curve XRL Development Type Curve

15 15 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 Peer 1 BCEI Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Peer 8 Peer 9 Peer 10 Peer 11 Peer 12 Peer 13 12 - month Cumulative Oil Production per 1000' DJ Basin 12 - Month Cumulative Oil Production per 1,000' Lateral Feet (Jun 2018 to Dec 2020) Technical & Operating Performance Driving Strong Oil Recoveries Crestone Peak BCEI PDCE Great Western HPR NBL OXY Verdad XOG 0 5 10 15 20 25 30 35 40 45 50 150 250 350 450 550 Oil EUR ( Mbbls per 1000') Average Horizontal Interwell Spacing (ft) Wellhead Liquids (%) <40 40 - 50 >50 Source: RS Energy and Enverus . DJ Basin peer group shown on chart, limited to operators with 10 wells or greater, includes OXY (477 wells), PDC (376 wells), XOG (242 wells), Crestone (221 wells), CVX (187 wells), Great Western (163 wells), HPR (122 wells), EOG (115 wells), BCEI (77 wells), Verdad (28 wells), Confluence (18 wells), Bison (15 wells), Petroshare (14 wells), Samson (13 wells) Source: RS Energy and Enverus , “DJ Basin Play Fundamentals: Peak Rates, Potential and Politics” (September 2020) Note: Bubbles are sized by well count and colored by oil percentage

1Q 2021 Guidance

Guidance	4Q 2020 Actuals	2020 Actuals	1Q 2021 Guidance
Production (Mboe/d)	25.0	25.2	20.0 - 23.0
% Oil	54%	54%	48% - 50%
LOE ($MM)	$5.1	$22.0	$5.0 - $5.5
LOE ($/Boe)	$2.20	$2.38	
RMI Opex ($MM)	$3.6	$14.9	$3.5 - $4.0
RMI Opex ($/Boe)	$1.57	$1.62	
Recurring Cash G&A ($MM)[(1)]	$7.4	$27.4	$6.0 - $6.5
Severance / Ad Valorem Tax (as a % of revenue)	3.5%	7.5%[(2)]	5% - 6%
Oil Differential ($/bbl)[(3)]	$4.53	$5.08	$4.00 - $5.00
Total Capex ($MM)	$3.2	$67.7	$35 - $40

- 1Q 2020 guidance based on stand-alone BCEI operations
  - Additional 2021 guidance will be provided after the closing of the HighPoint transaction
- BCEI's stand-alone 2021 capital plan includes completion of 30 gross (25.8 net) drilled, uncompleted (DUC) wells
- Completion activities started in early January and are expected to continue through 2Q
- First of the 30 gross DUCs to be turned to sales in early 2Q

BONANZA CREEK

(1) Cash G&A is a non-GAAP measure as it excludes stock-based compensation. 2020 Cash G&A also excludes one-time cash severances paid, and advisor fees. Please see Appendix for a reconciliation to the GAAP measure
(2) 2020 severance / ad valorem taxes exclude a one-time true-up of accrued taxes made in the third quarter
(3) Oil differential guidance based on forecasted operated volumes and 2/1/2021 Strip WTI pricing

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17 17 ESG Commitment • M eeting /exceeding Colorado air emission standards and groundwater monitoring regulations • Reducing carbon footprint via pipeline infrastructure, reduced truck traffic, Leak Detection and Repair (LDAR), and Storage Tank Emissions Management (STEM) • Incorporating advanced vapor recovery, methane, and volatile organic compounds (VOC) controls at our Centralized Processing Facilities • Holding suppliers and service providers to same high standard • Committed to increasing employee and contractor diversity and inclusion • Value driven culture that encourages employees to volunteer and contribute to the betterment of their communities • Continually seeking opportunities to engage employees, local governments, and community leaders to protect people, land, air, and water • Engaged, independent, and diverse Board • Compensation program aligned with ESG commitment • Code of Business Conduct and Ethics not only for employees but also extends to suppliers • Transparent and proactive stakeholder engagement Environment Social Governance

18 18 Company Contacts Brant DeMuth EVP, Chief Financial Officer • Tel: (720) 440 - 6117 • Email: bdemuth@bonanzacrk.com Scott Landreth Senior Director, Finance, Investor Relations and Treasurer • Tel: (720) 225 - 6679 • Email: slandreth @bonanzacrk.com

19 19 Appendix

20 20 Analyst Coverage Firm Analyst Contact Info Capital One Phillips Johnston 504 - 593 - 6163 / phillips.johnston@capitalone.com Coker Palmer Noel Parks 215 - 913 - 7320 / parks@cokerpalmer.com KeyBanc Leo Mariani 512 - 872 - 7875 / leo.mariani@key.com Seaport Nick Pope 646 - 535 - 7673 / npope@seaportglobal.com Stifel Mike Scialla 303 - 291 - 5390 / mscialla@stifel.com Truist Neil Dingmann 713 - 247 - 9000 / neal.dingmann@truist.com Wells Fargo Tom Hughes 212 - 214 - 5022 / thomas.hughes@wellsfargo.com

21 21 Hedged Volumes • Protect balance sheet and reduce realized price volatility • Utilize a c ombination of swaps, collars, and puts (1) BCEI stand - alone hedges as of 2/17/21

22 22 Northern Acreage Legacy Acreage French Lake A B C D 1 10 100 1,000 0 30 60 90 120 150 180 210 240 270 300 330 360 Oil Production (bpd) Days • BCEI and offset operators continue to expand core Wattenberg to the north and east with modern completions • Future BCEI delineation wells planned in northern and eastern acreage Impressive BCEI Legacy East and Northern Performance Legacy East & Northern Block Performance Legacy East XRL TC A 4,100’ LL D B C 9,690’ LL 3,980’ LL 6,900’ LL Whitetail A - 4 Well BCEI Non - Op Production Pronghorn B - 28 Pad BCEI Non - Op Wells Ranch (10,500’ LL) Pronghorn B - 28 Pad (9,600’ LL) Whitetail A - 4 Well (9,637’ LL)

23 23 YE 2020 PV - 10 Reconciliation PV - 10 values are non - GAAP financial measures as defined by the SEC. The Company believes that the presentation of PV - 10 value is relevant and useful to its investors because it presents the discounted future net cash flows attributable to reserves prior to taking into account corporate future income taxes and the Com pany's current tax structure. The Company further believes investors and creditors use pre - tax PV - 10 values as a basis for comparison of the relative size and value of its reserves as com pared with other companies. The GAAP financial measure most directly comparable to pre - tax PV - 10 is the standardized measure of discounted future net cash f lows ("Standardized Measure"). With respect to PV - 10 calculated as of an interim date, GAAP does not provide for disclosure of standardized measure on an interim basis. It is not pr actical to calculate the taxes for the related interim period. The following table presents a reconciliation of GAAP Standardized Measure to the non - GAAP financial measure of PV - 10. (in millions) Total Proved Reserve PV - 10 at 12/31/2020 (1) $ 437 Present value of future income taxes discounted at 10% – Standardized Measure at 12/31/2020 (1) $ 437 (1) The 12 - month average benchmark pricing used to estimate SEC proved reserves and PV - 10 value for crude oil and natural gas as of December 31, 2020 were $39.57 per Bbl of WTI crude oil and $1.99 per MMBtu of natural gas at Henry Hub before differential adjustments.

Adjusted EBITDAX Reconciliation

Adjusted EBITDAX is a supplemental non-GAAP financial measure that is used by management to provide a metric of the Company's ability to internally generate funds for exploration and development of oil and gas properties. The metric excludes items which are non-recurring in nature. Management believes adjusted EBITDAX provides external users of the Company's consolidated financial statements such as industry analysts, investors, lenders, and rating agencies with additional information to assist in their analysis of the Company. The Company defines Adjusted EBITDAX as earnings before interest, income taxes, depreciation, depletion, and amortization, impairment, exploration expenses and other similar non-cash and non-recurring charges. Adjusted EBITDAX is not a measure of net income (loss) or cash flows as determined by GAAP.

The following table presents a reconciliation of the GAAP financial measure of net income (loss) to the non-GAAP financial measure of Adjusted EBITDAX.

	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
Net income (loss)	**($5,768)**	**$13,870**	**$4,859**	**$43,363**	**$106,094**	**($6,993)**	**$41,022**	**$36,293**	**($3,255)**	**$78,551**	**($38,902)**	**$3,251**	**$60,628**
Exploration	3,386	29	221	(6)	47	97	408	33	259	373	112	66	45
Depreciation, depletion and amortization	9,126	7,508	9,564	10,987	13,824	15,759	18,898	19,900	21,896	21,584	22,283	23,439	23,936
Abandonment and impairment of unproved properties	-	2,502	2,477	430	(138)	879	878	879	8,565	30,057	309	223	6,754
Unused commitments	-	21	-	-	-	-	-	-	-	-	-	-	-
Stock-based compensation (1)	1,035	1,008	2,184	1,741	2,223	1,380	1,768	2,041	1,697	1,239	1,474	1,723	1,720
Severance costs (1)	-	-	-	279	-	418	-	-	333	413	784	140	-
Ad valorem reimbursement	-	-	-	-	(5,134)	-	-	-	-	-	-	-	-
Advisor fees related to CEO search and strategic alternatives (1)	2,774	-	-	-	-	-	-	-	-	-	-	-	-
Advisor fees (1)	-	-	-	-	-	-	-	-	-	-	21	888	5,767
Interest expense	313	357	805	608	833	1,151	385	(78)	1,192	217	984	356	488
Severance and ad valorem taxes adjustment (2)	-	-	-	-	-	-	-	-	-	-	-	(12,586)	(3,705)
Derivative (gain) loss	12,603	8,742	22,012	16,078	(77,103)	36,544	(8,173)	(12,894)	21,668	(100,419)	25,146	10,670	11,141
Derivative cash settlements	(1,464)	(4,312)	(7,310)	(8,322)	1,784	936	(543)	3,373	(2,075)	11,254	22,613	8,627	6,912
Gain on sale of oil and gas properties	-	-	-	(26,720)	(604)	(1,126)	1,432	-	(1,483)	-	1,398	-	-
Pre-petition advisory fees (1)	-	-	-	-	-	-	-	-	-	-	-	-	-
Post-petition restructuring fees (1)	-	-	-	-	-	-	-	-	-	-	-	-	-
Reorganization items, net	-	-	-	-	-	-	-	-	-	-	-	-	-
Income tax effect	(376)	-	-	-	-	-	-	-	-	-	-	4,689	(65,236)
Deferred financing costs amortization	-	-	-	-	30	125	123	-	-	-	-	-	-
Adjusted EBITDAX	**$21,629**	**$29,725**	**$34,812**	**$38,438**	**$41,856**	**$49,170**	**$56,198**	**$49,547**	**$48,797**	**$43,269**	**$36,222**	**$41,486**	**$48,450**
Derivative cash settlements	(1,464)	(4,312)	(7,310)	(8,322)	1,784	936	(543)	3,373	(2,075)	11,254	22,613	8,627	6,912
Pre-Hedge Adjusted EBITDAX	**$23,093**	**$34,037**	**$42,122**	**$46,760**	**$40,072**	**$48,234**	**$56,741**	**$46,174**	**$50,872**	**$32,015**	**$13,609**	**$32,859**	**$41,538**

BONANZA CREEK

(1) Included as a portion of general and administrative expense in the consolidated statements of operations and comprehensive income (loss)
(2) Included as a portion of severance and ad valorem taxes in the consolidated statements of operations and comprehensive income (loss)

24

Recurring Cash G&A Reconciliation

Recurring cash G&A is a supplemental non-GAAP financial measure that is used by management to provide only the cash portion of its G&A expense, which can be used to evaluate cost management and operating efficiency on a comparable basis from period to period. Management believes recurring cash G&A provides external users of the Company's consolidated financial statements such as industry analysts, investors, lenders, and rating agencies with additional information to assist in their analysis of the Company. The Company defines recurring cash G&A as GAAP general and administrative expense exclusive of the Company's stock-based compensation and one-time charges. The Company refers to recurring cash G&A to provide typical recurring cash G&A costs that are planned for in a given period. Recurring cash G&A is not a fully inclusive measure of general and administrative expense as determined by GAAP.

The following table presents a reconciliation of the GAAP financial measure of general and administrative expense to the non-GAAP financial measure of recurring cash G&A.

	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20	4Q20
General and Administrative Expense	**$11,356**	**$9,533**	**$9,917**	**$10,899**	**$12,104**	**$10,278**	**$9,803**	**$9,920**	**$9,667**	**$9,429**	**$8,406**	**$8,031**	**$9,091**
Stock-Based Compensation	(1,035)	(1,008)	(2,184)	(1,741)	(2,223)	(1,380)	(1,768)	(2,041)	(1,697)	(1,239)	(1,474)	(1,723)	(1,720)
Severance costs	0	0	0	(279)	0	(418)	0	0	(333)	(413)	(784)	(140)	0
Recurring Cash G&A	**$10,321**	**$8,525**	**$7,733**	**$8,879**	**$9,881**	**$8,480**	**$8,035**	**$7,879**	**$7,637**	**$7,777**	**$6,148**	**$6,168**	**$7,371**
Crude Oil Equivalent Sales Volumes (MBoe)	1,357	1,509	1,640	1,632	1,633	1,866	2,223	2,234	2,239	2,260	2,262	2,414	2,303
Recurring Cash G&A per Boe	**$7.61**	**$5.65**	**$4.72**	**$5.44**	**$6.05**	**$4.54**	**$3.61**	**$3.53**	**$3.41**	**$3.44**	**$2.72**	**$2.56**	**$3.20**

BONANZA CREEK

25

26 26 Net Debt Reconciliation Net Debt is a supplemental non - GAAP financial measure that is used by management and external users of the Company’s consolidate d financial statements, such as industry analysts, investors, lenders, and rating agencies. The Company defines net debt as GAAP long - term debt less GAAP cash and cash equivalents . We believe net debt is an important element for assessing the Company’s liquidity. The following table presents a reconciliation of GAAP financial measure of long term debt to the non - GAAP financial measure of n et debt (in thousands): (in thousands) As of 12/31/2018 As of 12/31/2019 As of 12/31/2020 Total Long - Term Debt $ 50,000 $ 80,000 $ 0 Cash and cash equivalents (12,916) (11,008) (24,743) Net Debt $ 37,084 $ 68,992 $ (24,743)